(15043-V)
www.klk.com.my

RECEIVED
2007 MAR -6 P 12:01

Our Ref : KLK/SE

1 March 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

07021562

SUPPL

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	**TITLE**
	GENERAL ANNOUNCEMENT
2 February 2007	Schedule For Release Of 1st Quarter Results
2 February 2007	Kuala Lumpur Kepong Berhad ("KLK" Or "the Company") Proposed Acquisition Of A Subsidiary : PT Menteng Jaya Sawit Perdana ("Proposed Acquisition")
2 February 2007	Kuala Lumpur Kepong Berhad ("KLK" Or "the Company") Proposed Acquisition Of A Subsidiary : PT Karya Makmur Abadi ("Proposed Acquisition")
8 February 2007	Listed Companies' Crop – January 2007
14 February 2007	Thirty-Fourth Annual General Meeting ("AGM") Held On 14 February 2007
14 February 2007	Kuala Lumpur Kepong Berhad ("KLK" Or "the Company") (I) Proposed Increase In Authorised Share Capital Of KLK; and (II) Proposed Bonus Issue Of 354,988,564 Ordinary Shares Of RM1.00 Each In KLK ("KLK Share") To Be Credited As Fully Paid-Up On The Basis Of 1 New KLK Share For Every 2 Existing KLK Shares Held On An Entitlement Date To be Determined Later ("Proposals")
16 February 2007	Kuala Lumpur Kepong Berhad ("KLK"). Related Party Transactions ("RPT) between Taiko Palm-Oleo Zhangjiagang Co. Ltd ("TPOZ" or "the Company") and Taiko International Trade (Shanghai) Co. Ltd ("Taiko International")
	ENTITLEMENTS (NOTICE OF BOOK CLOSURE)
14 February 2007	Bonus Issue Of 354,988,564 New Ordinary Shares Of RM1.00 Each In Kuala Lumpur Kepong Berhad ("KLK" Or "Company") ("KLK Shares") To Be Credited As Fully Paid-Up, On The Basis Of One (1) KLK Share For Every Two (2) Existing KLK Shares Held By The Entitled Shareholders Of KLK On The Book Closure Date ("Bonus Issue")
	FINANCIAL RESULTS
14 February 2007	1st Quarterly Report

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965

2 February 2007	Employees Provident Fund Board
6 February 2007	Employees Provident Fund Board
15 February 2007	Employees Provident Fund Board (4 sets)
22 February 2007	Employees Provident Fund Board
23 February 2007	Employees Provident Fund Board

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2007\February 2007

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **02/02/2007 01:34:45 PM**
Reference No **KL-070202-E4CE5**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Schedule for Release of 1st Quarter Results

* **Contents :-**

We wish to advise that the 1st Quarter Results (October to December 2006) of the KLK Group is scheduled for release on Wednesday, 14 February 2007 evening.

ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **02/02/2007 05:04:08 PM**
Reference No **KL-070202-E398E**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**KUALA LUMPUR KEPONG BERHAD ("KLK" or "the Company")
PROPOSED ACQUISITION OF A SUBSIDIARY : PT. MENTENG JAYA SAWIT PERDANA ("Proposed Acquisition")**

* **Contents :-**

Introduction

Pursuant to paragraphs 9.19(23) and 10.07(a) of the Bursa Malaysia Securities Berhad Listing Requirements, we wish to advise that KLK, vide its wholly-owned subsidiary KL-Kepong Plantation Holdings Sdn. Bhd. ("KLKPH"), has on 2nd February 2007 entered into agreements to acquire 80% of the issued and paid-up share capital of PT. Menteng Jaya Sawit Perdana ("PT Menteng") consisting of 240 ordinary shares of Rupiah One Million (Rp1,000,000/-) each ("the Sale Shares"). The total cash purchase consideration for the Sale Shares is USD2,072,000/-.

Through 2 conditional agreements ("the S&Ps"), KLKPH will acquire a 75% equity stake in PT Menteng from Frida Prajuda and another 5% from Foeng Nyoek Tjhin.

Details of the Proposed Acquisition

PT Menteng is a limited liability company incorporated in the Republic of Indonesia and has an issued and fully paid-up share capital of Rp300,000,000 comprising 300 ordinary shares of Rp1,000,000/- each.

PT Menteng currently holds a *Certificate of Izin Lokasi* for approximately 7,400 hectares of land in Kotawaringin Timur, Central Kalimantan, Republic of Indonesia ("the Land") which it intends to develop into oil palm plantations in due course.

The total purchase consideration for the Sale Shares was arrived at on a willing-buyer, willing-seller basis and is subject to adjustment based, amongst others, on the size of the land as finally stated in the Certificate of *Hak Guna Usaha* issued in respect of the Land. The purchase consideration will be financed by KLK's internally generated funds. A sum of USD1,184,000/- will be paid to the Vendors as part payment of the purchase consideration, on the fulfillment of the conditions precedent in the S&Ps. The balance sum (as adjusted) will be paid to the Vendors only after the issuance of the said

Certificate of *Hak Guna Usaha.*

Conditions Precedent to the Proposed Acquisition

The Proposed Acquisition is subject to the fulfilment of certain conditions precedent, inter alia, the approval of the Indonesian Investment Co-ordinating Board for the conversion of PT Menteng into a foreign investment company, the approval of Bank Negara Malaysia for payment and remittance of the purchase consideration, and the conduct of a legal and financial due diligence to KLK's satisfaction.

Estimated Time Frame for Completion

The Proposed Acquisition is expected to be completed in the 2nd quarter of calendar year 2007 subject to the fulfilment of all conditions precedent stated in the S&Ps.

Effects of the Proposed Acquisition

The Proposed Acquisition will not have any effect on the share capital and shareholding structure of KLK. Further, the Proposed Acquisition will not have any effect on the net asset, earnings and gearing of the KLK Group for the current financial year ending 30 September 2007.

Rationale for the Proposed Acquisition

The Proposed Acquisition will enable KLK to further increase its oil palm plantation area in Indonesia.

Directors' and Substantial Shareholders' Interest

None of the Directors or substantial shareholders of KLK or any persons connected to the Directors and substantial shareholders has any interest, direct or indirect, in the Proposed Acquisition.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **02/02/2007 05:04:10 PM**
Reference No **KL-070202-E627E**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK" or "the Company")
PROPOSED ACQUISITION OF A SUBSIDIARY : PT. KARYA MAKMUR ABADI ("Proposed Acquisition")

* **Contents :-**

Introduction

Pursuant to paragraphs 9.19(23) and 10.07(a) of the Bursa Malaysia Securities Berhad Listing Requirements, we wish to advise that KLK, vide its wholly-owned subsidiary Jasachem Sdn. Bhd. ("Jasachem"), has on 2nd February 2007 entered into agreements to acquire 90% of the issued and paid-up share capital of PT. Karya Makmur Abadi ("PT KMA") consisting of 900 ordinary shares of Rupiah One Million (Rp1,000,000/-) each (" the Sale Shares"). The total cash purchase consideration for the Sale Shares is USD4,252,500/-.

Through 2 conditional agreements ("the S&Ps"), Jasachem will acquire an 80% equity stake in PT KMA from William Novetra and another 10% from Dian Wiyanti Wong.

Details of the Proposed Acquisition

PT KMA is a limited liability company incorporated in the Republic of Indonesia and has an issued and fully paid-up share capital of Rp1,000,000,000 comprising 1,000 ordinary shares of Rp1,000,000/- each.

PT KMA currently holds a *Certificate of Izin Lokasi* for approximately 15,000 hectares of land in Kotawaringin Timur, Central Kalimantan, Republic of Indonesia ("the Land") which it intends to develop into oil palm plantations in due course.

The total purchase consideration for the Sale Shares was arrived at on a willing-buyer, willing-seller basis and is subject to adjustment based, amongst others, on the size of the land as finally stated in the Certificate of *Hak Guna Usaha* issued in respect of the Land. The purchase consideration will be financed by KLK's internally generated funds. A sum of USD2,430,000/- will be paid to the Vendors as part payment of the purchase consideration, on the fulfillment of the conditions precedent in the S&Ps. The balance sum (as adjusted) will be paid to the Vendors only after the issuance of the said

Certificate of *Hak Guna Usaha.*

Conditions Precedent to the Proposed Acquisition

The Proposed Acquisition is subject to the fulfilment of certain conditions precedent, inter alia, the approval of the Indonesian Investment Co-ordinating Board for the conversion of PT KMA into a foreign investment company, the approval of Bank Negara Malaysia for payment and remittance of the purchase consideration, and the conduct of a legal and financial due diligence to KLK's satisfaction.

Estimated Time Frame for Completion

The Proposed Acquisition is expected to be completed in the 2nd quarter of calendar year 2007 subject to the fulfilment of all conditions precedent stated in the S&Ps.

Effects of the Proposed Acquisition

The Proposed Acquisition will not have any effect on the share capital and shareholding structure of KLK. Further, the Proposed Acquisition will not have any effect on the net asset, earnings and gearing of the KLK Group for the current financial year ending 30 September 2007.

Rationale for the Proposed Acquisition

The Proposed Acquisition will enable KLK to further increase its oil palm plantation area in Indonesia.

Directors' and Substantial Shareholders' Interest

None of the Directors or substantial shareholders of KLK or any persons connected to the Directors and substantial shareholders has any interest, direct or indirect, in the Proposed Acquisition.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **08/02/2007 03:54:23 PM**
Reference No **KL-070208-B2221**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* *Subject* :
Listed Companies' Crop
January 2007

* **Contents :-**

We submit below the crop figures for the month of **January 2007** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2006		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	190,148	226,049	175,040
Crude Palm Oil (mt)	40,741	47,999	36,210
Palm Kernel (mt)	9,226	10,653	8,525
Rubber (kg)	1,806,546	1,970,693	2,097,519

	2007								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	**195,918**								
Crude Palm Oil (mt)	**39,106**								
Palm Kernel (mt)	**9,513**								
Rubber (kg)	**2,011,310**								

/gcs

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **14/02/2007 04:35:30 PM**
Reference No **KL-070214-EE25C**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

THIRTY-FOURTH ANNUAL GENERAL MEETING ("AGM") HELD ON 14 FEBRUARY 2007

* **Contents :-**

KLK wishes to advise that all the ordinary and special resolutions as set out in the Notice of Meeting dated 29 December 2006 were duly passed by the shareholders at the thirty-fourth AGM of KLK held earlier today.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

/fsc

General Announcement

Submitted by MB_CIMB on 14-02-2007 05:34:12 PM
Reference No MM-070214-62612

Submitting Merchant Bank (if applicable)	:	CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD)
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	KUALA LUMPUR KEPONG BERHAD
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	LENA BAN
* Designation	:	ASSISTANT MANAGER

* Type : ● Announcement ○ Reply to query

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK" OR "COMPANY")

(I) PROPOSED INCREASE IN AUTHORISED SHARE CAPITAL OF KLK; AND

(II) PROPOSED BONUS ISSUE OF 354,988,564 ORDINARY SHARES OF RM1.00 EACH IN KLK ("KLK SHARE") TO BE CREDITED AS FULLY PAID-UP ON THE BASIS OF 1 NEW KLK SHARE FOR EVERY 2 EXISTING KLK SHARES HELD ON AN ENTITLEMENT DATE TO BE DETERMINED LATER

("PROPOSALS")

* **Contents :-**

On behalf of KLK, we are pleased to announce that all the resolutions as set out in the Notice of Extraordinary General Meeting ("EGM") dated 29 December 2006 in relation to the Proposals have been duly passed by the shareholders of the Company at the EGM held today.

(This announcement is dated 14 February 2007)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

CIMB Investment Bank Berhad (18417-M) Corporate Finance

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **16/02/2007 05:13:28 PM**
Reference No **KL-070216-23AC2**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**KUALA LUMPUR KEPONG BERHAD ("KLK").
RELATED PARTY TRANSACTIONS ("RPT") BETWEEN TAIKO PALM-OLEO ZHANGJIAGANG CO. LTD ("TPOZ" OR "THE COMPANY") AND TAIKO INTERNATIONAL TRADE (SHANGHAI) CO. LTD ("TAIKO INTERNATIONAL")**

* **Contents :-**

Introduction

Pursuant to paragraph 10.08 of Bursa Malaysia Securities Berhad Listing Requirements, KLK wishes to announce the following RPT.

Information on the RPT

TPOZ, a KLK 90%-owned subsidiary, has appointed Taiko International via an Agency Agreement, as its sole and exclusive selling agent for TPOZ's products within the People's Republic of China (hereinafter referred to as "the Territory"), with Taiko International paid a sales commission of 3% on the products' sold price.

In addition, TPOZ also sells its products direct to Taiko International at prevailing market prices for the latter's own account. This is to facilitate Taiko International to sell the product to some small users at its own credit risk.

For the financial year ending 30 September 2007, the potential values for these transactions are estimated as:

a) Sales commission payable to Taiko International : RMB20 million (equivalent to RM9.5 million)

b) Sales of stocks to Taiko International : RMB60 million (equivalent to RM28.5 million)

Rationale

Taiko International is well established in China in the area of trading and distribution of various

products, including oleochemicals and chemicals in the China market. The appointment of Taiko International is to facilitate the development of market outlets for TPOZ's products. In addition, Taiko Marketing Sdn Bhd, the parent company of Taiko International, is a 10% joint venture partner of KLK in TPOZ.

Effects on the KLK Group

The aforesaid RPT will not have any effect on the share capital and shareholding structure of KLK nor have any material effects on the net assets, earning and gearing of the Group for the current financial year ending 30 September 2007.

Directors' and Major Shareholders' Interests

Taiko International is a wholly owned subsidiary of Taiko Marketing Sdn Bhd. Dato' Lee Soon Hian, a direct major shareholder of Taiko Marketing Sdn Bhd., is the brother of Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian who both are direct/indirect shareholders and deemed major shareholders as well as Directors of KLK.

Accordingly they are deemed to be persons connected with Dato' Lee Soon Hian.

By virtue of Section 6A, Companies Act, 1965, the Wan Hin Investments Sdn Bhd group of companies are deemed major shareholders of KLK. Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian are major shareholders of Di-Yi Sdn Bhd and High Quest Holdings Sdn Bhd respectively, which in turn are major shareholders of Wan Hin Investments Sdn Bhd. Accordingly, all these parties are to be regarded as interested in the said RPT.

As deemed interested Directors for the RPT, Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian have abstained from Board deliberation and voting on the said RPT.

Save as disclosed, none of the other KLK Directors or major shareholder of KLK have any interest, direct or indirect, in the RPT.

Shareholders' Approval

The RPT does not fall within the class of transaction that requires shareholders' approval.

Directors' Statement

With Dato' Seri Lee Oi Hian and Dato' Lee Hau Hian having abstained from any deliberations on the RPT, the other Directors of KLK are of the opinion that the transactions are in the best interest of the Group.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by MB_CIMB on 14-02-2007 05:34:11 PM
Reference No MM-070206-40403

Submitting Merchant Bank (if applicable)	:	CIMB INVESTMENT BANK BERHAD (FORMERLY KNOWN AS COMMERCE INTERNATIONAL MERCHANT BANKERS BERHAD)
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	KUALA LUMPUR KEPONG BERHAD
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	LENA BAN
* Designation	:	ASSISTANT MANAGER

* Entitlement date	:02-03-2007
* Entitlement time	:05:00:00 PM
* Entitlement subject	:Bonus Issue
* Entitlement description	

BONUS ISSUE OF 354,988,564 NEW ORDINARY SHARES OF RM1.00 EACH IN KUALA LUMPUR KEPONG BERHAD ("KLK" OR "COMPANY") ("KLK SHARES") TO BE CREDITED AS FULLY PAID-UP, ON THE BASIS OF ONE (1) KLK SHARE FOR EVERY TWO (2) EXISTING KLK SHARES HELD BY THE ENTITLED SHAREHOLDERS OF KLK ON THE BOOKS CLOSURE DATE ("BONUS ISSUE")

Period of interest payment	: to
Financial Year End	:
Share transfer book & register of members will be closed from	:02-03-2007 to 02-03-2007

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Kuala Lumpur Kepong Berhad
Wisma Taiko
1, Jalan S.P. Seenivasagam
30000 Ipoh
Perak
Malaysia

***Telephone No.:* 605 - 241 7844**
Facsimile No.: 605 - 253 5018

Payment date	:
A depositor shall qualify for the entitlement only in respect of:	
* a) Securities transferred into the Depositor's Securities Account before 4:00 pm in respect of transfers	:02-03-2007
b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit	:28-02-2007

c) Securities bought on the Exchange on a cum entitlement basis according to the rules of the Exchange.

Number of new shares/securities issued (units) (If applicable)	:354988564
* Entitlement indicator	:● Ratio ○ RM ○ Percentage

CIMB Investment Bank Berhad (18417-M) Corporate Finance

* Ratio :1 : 2

Rights Issues/Offer Price :

Remarks

The KLK Shares to be issued under the Bonus Issue ("Bonus Shares") will be allotted, issued and credited as fully paid-up to the shareholders of KLK, whose names appear in the Register of Members and Record of Depositors of the Company as at 5.00 p.m. on 2 March 2007, on the basis of one (1) Bonus Share for every two (2) existing KLK Shares held.

(This announcement is dated 14 February 2007)

CIMB Investment Bank Berhad (18417-M) Corporate Finance

Form Version 2.0

Financial Results

Submitted by **KUALA LUMPUR KEPONG** on **14/02/2007 05:21:30 PM**
Reference No **KL-070214-21345**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Part A1 : QUARTERLY REPORT

*** Financial Year End** : **30/09/2007**

*** Quarter** : ● **1 Qtr** ○ **2 Qtr** ○ **3 Qtr** ○ **4 Qtr** ○ **Other**

*** Quarterly report for the financial period ended** : **31/12/2006**

*** The figures** : ○ **have been audited** ● **have not been audited**

Please attach the full Quarterly Report here:

1st qtrly rpt.pdf

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/12/2006**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER * 31/12/2006 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2005 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE * 31/12/2006 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2005 [dd/mm/yyyy] RM'000
1	Revenue	1,171,987	1,013,722	1,171,987	1,013,722
2	Profit/(loss) before tax	194,223	212,638	194,223	212,638
3	Profit/(loss) for the period	155,865	171,975	155,865	171,975

4	Profit/(loss) attributable to ordinary equity holders of the parent	156,112	170,244	156,112	170,244
5	Basic earnings/(loss) per share (sen)	21.99	23.98	21.99	23.98
6	Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	6.5900		6.3300	

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2006	31/12/2005	31/12/2006	31/12/2005
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Gross interest income	3,733	4,988	3,733	4,988
2	Gross interest expense	5,679	2,185	5,679	2,185

Remarks :

Note: The above information is for the Exchange internal use only.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the first quarter ended 31 December 2006
(The figures have not been audited.)

		Individual Quarter		Cumulative Quarter	
		3 months ended 31 December		3 months ended 31 December	
		2006	2005	2006	2005
		RM'000	RM'000	RM'000	RM'000
			(Restated)		(Restated)
Revenue		1,171,987	1,013,722	1,171,987	1,013,722
Operating expenses		(983,288)	(843,220)	(983,288)	(843,220)
Other operating income		7,706	39,951	7,706	39,951
Finance cost		(5,679)	(2,185)	(5,679)	(2,185)
Share of results of associated companies		3,497	4,370	3,497	4,370
Profit before taxation		194,223	212,638	194,223	212,638
Tax expense		(38,358)	(40,663)	(38,358)	(40,663)
Net profit for the period		155,865	171,975	155,865	171,975
Attributable to :-					
Equity holders of the parent		156,112	170,244	156,112	170,244
Minority interests		(247)	1,731	(247)	1,731
		155,865	171,975	155,865	171,975
		Sen	Sen	Sen	Sen
Earnings per share	- Basic	21.99	23.98	21.99	23.98
	- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2006.

(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 31 December 2006

(The figures have not been audited.)

	31 December 2006	30 September 2006
	RM'000	RM'000
		(Restated)
Property, plant and equipment	1,622,566	1,586,831
Investment property	620	623
Prepaid lease payments	202,440	214,639
Biological assets	1,144,871	1,136,557
Land held for property development	194,657	194,305
Investments in associates	142,453	141,341
Other investments	456,431	449,178
Deferred tax assets	6,620	7,232
Intangible assets	22,891	23,315
Goodwill on consolidation	159,552	101,061
	3,953,101	3,855,082
Current assets		
Inventories	650,754	724,734
Trade and other receivables	638,264	602,892
Tax recoverable	18,340	23,621
Property development costs	24,679	25,960
Cash and cash equivalents	576,871	460,471
	1,908,908	1,837,678
Current liabilities		
Trade and other payables	381,466	399,602
Borrowings	266,397	278,390
Obligations under finance leases	28	28
Tax payable	35,458	24,730
	683,349	702,750
Net current assets	1,225,559	1,134,928
	5,178,660	4,990,010
Share capital	712,516	712,516
Reserves	3,980,234	3,795,820
	4,692,750	4,508,336
Less: Cost of treasury shares	(13,447)	(13,447)
Total equity attributable to equity holders of the parent	4,679,303	4,494,889
Minority interests	168,080	168,795
Total equity	4,847,383	4,663,684
Long term and deferred liabilities		
Deferred tax liabilities	181,766	186,911
Provision for retirement benefits	41,429	40,809
Borrowings	108,054	98,578
Obligations under finance leases	28	28
	331,277	326,326
	5,178,660	4,990,010
Net assets per share attributable to equity holders of the parent (RM)	6.59	6.33

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2006.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the first quarter ended 31 December 2006
(The figures have not been audited.)

	← Attributable to the equity holders of the parent →										
	Share capital	Capital reserve	Revaluation reserve	Capital redemption reserve	Exchange fluctuation reserve	General reserve	Revenue reserve	Treasury shares	Total	Minority Interests	Total Equity
	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000	RM'000
At 1 October 2006 as previously stated	712,516	1,217,455	47,772	26,517	185,116	14,337	2,304,623	(13,447)	4,494,889	168,795	4,663,684
Effect of adopting FRS 3	-	-	-	-	-	-	58,507	-	58,507	-	58,507
As restated	712,516	1,217,455	47,772	26,517	185,116	14,337	2,363,130	(13,447)	4,553,396	168,795	4,722,191
Net gain/(loss) not recognised in the income statement	-	424	-	(2)	(29,976)	-	(651)	-	(30,205)	(468)	(30,673)
Net profit for the period	-	-	-	-	-	-	156,112	-	156,112	(247)	155,865
At 31 December 2006	712,516	1,217,879	47,772	26,515	155,140	14,337	2,518,591	(13,447)	4,679,303	168,080	4,847,383
At 1 October 2005	712,516	1,217,892	48,231	26,517	154,267	14,337	2,088,227	(13,447)	4,248,540	145,965	4,394,505
Net (loss)/gain not recognised in the income statement	-	(45)	-	-	17,818	-	21	-	17,794	609	18,403
Net profit for the period	-	-	-	-	-	-	170,244	-	170,244	1,731	171,975
Transfer from revenue reserve to capital reserve	-	37,475	-	-	-	-	(37,475)	-	-	-	-
At 31 December 2005	712,516	1,255,322	48,231	26,517	172,085	14,337	2,221,017	(13,447)	4,436,578	148,305	4,584,883

The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2006.

Condensed Consolidated Cash Flow Statement
For the first quarter ended 31 December 2006
(The figures have not been audited.)

	3 months ended 31 December	
	2006	2005
	RM'000	RM'000 (Restated)
Cash Flows from Operating Activities		
Profit before taxation	194,223	212,638
Adjustment for non-cash flow :-		
Non-cash items	35,256	(9,688)
Non-operating items	252	(3,740)
Operating profit before working capital changes	229,731	199,210
Working capital changes :-		
Net change in current assets	17,702	(83,679)
Net change in current liabilities	(18,469)	1,599
Cash generated from operations	228,964	117,130
Interest paid	(5,345)	(2,142)
Tax paid	(28,884)	(29,956)
Retirement benefit paid	(315)	(242)
Net cash generated from operating activities	194,420	84,790
Cash Flow from Investing Activities		
Equity investments	1,298	2,241
Other investments	(87,295)	(23,529)
Net cash used in investing activities	(85,997)	(21,288)
Cash Flow from Financing Activities		
Bank borrowings	8,969	(43,628)
Issue of shares to minority shareholder	1,061	56
Net cash used in financing activities	10,030	(43,572)
Net increase in cash and cash equivalents	118,453	19,930
Cash and cash equivalents at 1 October	440,702	615,439
	559,155	635,369
Foreign exchange difference on opening balance	1,048	(1,173)
Cash and cash equivalents at 31 December	560,203	634,196

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report for the year ended 30 September 2006.

Notes to Interim Financial Report

A <u>Explanatory Notes as required by FRS 134_{2004}</u>

A1. Accounting Policies

The interim financial report is unaudited and has been prepared in compliance with FRS 134_{2004}, *Interim Financial Reporting*, issued by the Malaysian Accounting Standards Board (MASB) and paragraph 9.22 of the Listing Requirements of the Bursa Malaysia Securities Berhad.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the year ended 30 September 2006, except for the adoption of the following new or revised Financial Reporting Standards ("FRSs") which became effective for financial periods beginning on or after 1 January 2006:-

FRS 2	Share-based Payment
FRS 3	Business Combinations
FRS 5	Non-current Assets Held for Sale and Discontinued Operations
FRS 101	Presentation of Financial Statements
FRS 102	Inventories
FRS 108	Accounting Policies, Changes in Estimates and Errors
FRS 110	Events after the Balance Sheet Date
FRS 116	Property, Plant and Equipment
FRS 127	Consolidated and Separate Financial Statements
FRS 128	Investments in Associates
FRS 131	Interests in Joint Ventures
FRS 132	Financial Instruments: Disclosure and Presentation
FRS 133	Earnings Per Share
FRS 136	Impairment of Assets
FRS 138	Intangible Assets
FRS 140	Investment Property

The Group has also adopted the following revised FRSs which are effective for financial periods beginning on or after 1 October 2006:

FRS 117	Leases
FRS 124	Related Party Disclosures

The adoption of the new or revised FRSs does not have any significant financial impact on the Group other than for the effects of FRS 3, FRS 101, FRS 117 and FRS 140.

The principal effects of the changes in accounting policies resulting from the adoption of the above FRSs by the Group are as follows:

(a) FRS 3: *Business Combinations*

Under FRS 3, the negative goodwill which represents the excess of the Group's interest in the net fair value of acquirees' identifiable assets, liabilities and contingent liabilities

over cost of acquisition, after reassessment, is now recognised immediately in the income statement.

In accordance with the transitional provisions of FRS 3, the negative goodwill arising from acquisition as at 30 September 2006 of RM58,507,000 was derecognised with a corresponding adjustment to the retained earnings.

(b) FRS 101: *Presentation of Financial Statements*

The adoption of the revised FRS 101 has affected the presentation of minority interests, share of results in associates and biological assets.

In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from equity. Minority interests in the results of the Group were also separately presented in the consolidated income statement as a deduction before arriving at the profit attributable to shareholders. With the adoption of the revised FRS 101, minority interests are now presented in the consolidated balance sheet as part of total equity. Minority interests in the results of the Group for the period are presented in the consolidated income statement as an allocation of the total profit for the period between the minority interests and the equity holders of the parent company. A similar requirement is also applicable to the consolidated statement of changes in equity where total recognised income and expenses for the period is disclosed, showing separately the amounts attributable to equity holders of the parent company and to minority interests.

Share of results in associates, which was disclosed previously as before tax, is now disclosed net of tax in the consolidated income statements.

Plantation development expenditure which was previously classified under property, plant and equipment is now disclosed separately in the consolidated balance sheet as biological assets.

The current period's presentation of the Group's financial statements is based on the revised requirements of FRS 101, with comparatives restated to conform with the current period's presentation.

(c) FRS 117: *Leases*

In prior years, leasehold interest in land held for own use classified as property, plant and equipment, were stated at cost and revalued amounts less accumulated amortisation.

With the adoption of FRS 117, the leasehold land for own use is accounted for as being held under an operating lease. Such leasehold land will no longer be revalued. Where the leasehold land had been previously revalued, the Group retained the unamortised revalued amount as the surrogate carrying amount of prepaid lease payments as allowed by the transitional provisions of FRS 117. Such prepaid lease payments are amortised on a straight line basis over the remaining lease term of the land.

The comparative figures are restated to conform with the current period's presentation.

(d) FRS 140: *Investment Property*

FRS 140 defines an investment property as a property held for long term rental yield and/or for capital appreciation and that is not occupied by the companies in the Group. It is initially measured at cost, including direct transaction costs.

The Group adopted the cost model to measure its investment property. Under the cost model, investment property is measured at depreciated cost less any accumulated impairment losses.

Investment property previously classified under property, plant and equipment is now disclosed as a separate line item in the consolidated balance sheet as a part of non-current assets. In line with the revised requirements of FRS 101, the comparative figure is restated to conform with the current period's presentation.

(e) The effect to the Group's comparative figures on adoption of the above FRSs are as follows:

	3 months ended 31 December 2005		
	As previously stated	Effect of Change in Policy	As Restated
	RM'000	RM'000	RM'000
Condensed Consolidated Income Statement			
Share of results of associated companies	6,053	(1,683)	4,370
Profit before taxation	214,321	(1,683)	212,638
Tax expense	(42,346)	1,683	(40,663)
Condensed Consolidated Cash Flow Statement			
Non-cash items	(11,371)	1,683	(9,688)

	As at 30 September 2006		
	As previously stated	Effect of Change in Policy	As Restated
	RM'000	RM'000	RM'000
Condensed Consolidated Balance Sheet			
Property, plant and equipment	2,938,650	(1,351,819)	1,586,831
Investment property	-	623	623
Prepaid lease payments	-	214,639	214,639
Biological assets	-	1,136,557	1,136,557

A2. Audit Report

The audit report for the financial year ended 30 September 2006 was not subject to any qualifications.

A3. Seasonal and Cyclical Factors

The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A4. Unusual Items

There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A5. Changes in Estimates

There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A6. Issuance or Repayment of Debts and Equity Securities

There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A7. Dividends Paid

There were no dividends paid during the financial quarter ended 31 December 2006 (31 December 2005 : Nil).

A8. Segment Information

Segment information is presented in respect of the Group's business segments.
Inter-segment pricing is determined based on current market prices.

	3 months ended 31 December			
	Revenue		Profit before tax	
	2006 RM'000	2005 RM'000	2006 RM'000	2005 RM'000 (Restated)
Plantation	496,643	394,387	123,906	99,379
Manufacturing	352,481	298,757	3,765	9,074
Retailing	322,914	302,709	58,508	53,363
Property development	12,636	20,058	2,750	5,384
Investment holding	7,491	6,939	5,427	5,925
Others	10,267	12,541	(54)	2,887
	1,202,432	1,035,391	194,302	176,012
Inter-segment elimination	(30,445)	(21,669)	-	-
	1,171,987	1,013,722	194,302	176,012
Corporate			2,103	34,441
			196,405	210,453
Finance cost			(5,679)	(2,185)
Share of results of associated companies			3,497	4,370
			194,223	212,638

A9. Valuations of Property, Plant and Equipment

The valuations of land and plantation development have been brought forward without amendment from the previous financial statement.

A10. Events subsequent to Balance Sheet Date

(a) The Company, vide its wholly-owned subsidiary KL-Kepong Plantation Holdings Sdn Bhd, has on 2 February 2007 entered into 2 agreements to acquire 80% of the issued and paid-up share capital of PT Menteng Jaya Sawit Perdana ("PT Menteng") for a purchase consideration of USD2,072,000.

PT Menteng currently holds a *Certificate of Izin Lokasi* for approximately 7,400 hectares of land in Kotawaringin Timur, Central Kalimantan, Republic of Indonesia which it intends to develop into oil palm plantations.

The proposed acquisition is subject to the fulfillment of certain conditions precedent, inter alia, the approval of the Indonesian Investment Co-ordinating Board, the approval of Bank Negara Malaysia, and the conduct of a legal and financial due diligence to the Company's satisfaction.

(b) The Company, vide its wholly-owned subsidiary Jasachem Sdn Bhd, has on 2 February 2007 entered into 2 agreements to acquire 90% of the issued and paid-up share capital of PT Karya Makmur Abadi ("PT KMA") for a purchase consideration of USD4,252,500.

PT KMA currently holds a *Certificate of Izin Lokasi* for approximately 15,000 hectares of land in Kotawaringin Timur, Central Kalimantan, Republic of Indonesia which it intends to develop into oil palm plantations.

The proposed acquisition is subject to the fulfillment of certain conditions precedent, inter alia, the approval of the Indonesian Investment Co-ordinating Board, the approval of Bank Negara Malaysia, and the conduct of a legal and financial due diligence to the Company's satisfaction.

A11. Changes in the Composition of the Group

The Company had on 18 December 2006 entered into a conditional share purchase agreement with Mrs. Esther Dale-Kolb to acquire 100% of the equity in DR. W. Kolb Holding AG ("Kolb") for a cash consideration of CHF135,000,000 ("the Proposed Acquisition").

Kolb in the holding company of a group of companies located in Switzerland and Europe, which are active in the manufacture, distribution and trading of specialty oleochemicals.

The Proposed Acquisition is pending fulfillment of various conditions precedent, including :-

(i) the approval of relevant competition authorities as may be required by applicable laws under which Kolb Group is doing business;

(ii) satisfactory environmental review on the Kolb Group's production sites located in Hedingen, Switzerland and Moerdijk in the Netherlands; and

(iii) the approval of Bank Negara Malaysia.

A12. Changes in Contingent Liabilities and Contingent Assets

There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B Explanatory Notes as required by the BMSB Revised Listing Requirements

B1. Review of Performance

The 1st quarter's pre-tax profit of the Group declined 8.7% to RM194.2 million when compared to the previous year's same quarter, which latter quarter had the benefit of RM35.7 million surplus arising from Government land acquisition. The manufacturing sector's profit this quarter was lower owing to competitive market conditions but plantation profit was higher, due to favourable palm products and rubber prices, and increased FFB crop.

B2. Variation of Results to Preceding Quarter

The Group's profit before taxation for the quarter under review was 33.9% higher than the preceding quarter. The retailing sector had registered higher contribution due to seasonally high sales as well as benefitting from costs savings.

B3 Current Year Prospects

The Directors are of the opinion that the Group's profit for the current financial year would be higher due to significantly better plantation profit based on prevailing commodity prices. Manufacturing sector's profitability has been impacted by start-up losses from our oleochemical plant in China and from Davoslife. Going forward, these businesses are expected to turnaround.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 December		3 months ended 31 December	
	2006 RM'000	2005 RM'000 (Restated)	2006 RM'000	2005 RM'000 (Restated)
Current tax expense				
Malaysian taxation	31,030	27,538	31,030	27,538
Overseas taxation	11,648	9,511	11,648	9,511
	42,678	37,049	42,678	37,049
Deferred tax				
Relating to origination of temporary differences	296	3,614	296	3,614
Relating to changes in tax rate	(4,823)	-	(4,823)	-
	(4,527)	3,614	(4,527)	3,614
	38,151	40,663	38,151	40,663
(Over)/Under provision in respect of previous years				
Malaysian taxation	(1)	-	(1)	-
Overseas taxation	208	-	208	-
	207	-	207	-
	38,358	40,663	38,358	40,663

The effective tax rate for the current quarter is lower than the statutory tax rate largely due to the utilisation of previously unrecognised tax losses and the adjustment made to the opening balance of deferred tax which arose from the reduction in tax rate.

B6. Sale of Unquoted Investments and Properties

(a) There were no sale of unquoted investments during the financial quarter ended 31 December 2006 (31 December 2005 : Nil).

(b) Sale of properties

	Individual Quarter 3 months ended 31 December		Cumulative Quarter 3 months ended 31 December	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
Surplus arising from government acquisitions of land	-	35,692	-	35,692

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter 3 months ended 31 December		Cumulative Quarter 3 months ended 31 December	
	2006	2005	2006	2005
	RM'000	RM'000	RM'000	RM'000
Purchases of quoted securities	10,727	4,809	10,727	4,809
Sales proceeds of quoted securities	4,610	8,155	4,610	8,155
Surplus on sales of quoted securities	2,763	1,783	2,763	1,783

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	31 December 2006	30 September 2006
	RM'000	RM'000
At cost		
Associated company	38,462	39,725
Other investments	455,715	448,443
	494,177	488,168
At carrying value less allowance		
Associated company	13,218	14,243
Other investments	455,715	448,443
	468,933	462,686
At market value		
Associated company	8,014	6,837
Other investments	618,960	561,867
	626,974	568,704

B8. Status of Corporate Proposals Announced

The proposals by the Company on 22 November 2006 to increase its authorised share capital from RM1.0 billion to RM5.0 billion and to implement a bonus issue of 1 new share for every existing 2 shares held were approved by the shareholders at the Extraordinary General Meeting held on 14 February 2007.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

	31 December 2006		30 September 2006	
	RM'000	Amount in Foreign Currency '000	RM'000	Amount in Foreign Currency '000
(a) Repayable within 12 months :-				
(i) Term Loans				
- Secured	3,542	GBP512	4,228	GBP612
	630	CAD208	970	CAD293
	4,544	HKD10,000	4,735	HKD10,000
	5,886	Rmb13,000	6,072	Rmb13,000
	14,602		16,005	
- Unsecured	42,423	USD11,940	85,098	USD23,059
	56,316	GBP8,141	56,235	GBP8,141
	6,765	HKD14,909	3,689	HKD7,788
	-		5,236	AUD1,900
	31,696	Rmb70,000	38,069	Rmb81,500
	137,200		188,327	
	151,802		204,332	
(ii) Bank Overdraft				
- Secured	-		1,430	HKD3,030
	-		2,348	CAD709
	-		3,778	
- Unsecured	8,059	USD2,282	10,383	USD2,815
	4,647	GBP672	2,592	GBP375
	3,089	HKD6,803	3,016	HKD6,370
	873		-	
	16,668		15,991	
	16,668		19,769	
(iii) Short Term Borrowings				
- Unsecured	16,125	USD4,500	16,609	USD4,500
	81,802		37,680	
	97,927		54,289	
Total repayable within 12 months	266,397		278,390	

	31 December 2006		30 September 2006	
		Amount in Foreign Currency		Amount in Foreign Currency
	RM'000	'000	RM'000	'000
(b) Repayable after 12 months :-				
Term Loans				
- Secured	2,850	GBP412	3,730	GBP540
- Unsecured	105,204	USD29,754	94,848	USD25,675
Total repayable after 12 months	108,054		98,578	

B10. Financial Instruments with Off Balance Sheet Risk

The forward exchange contracts entered into by the Group as at 7 February 2007 (being a date not earlier than 7 days from the date of this report) were as follows :-

	Currency	Contract Amount	Equivalent Amount	Mature within One Year
		Million	RM million	RM million
(a) Sale contracts	GBP	8.2	56.1	56.1
	AUD	1.1	3.1	3.1
	NZD	2.5	6.1	6.1
	EURO	5.8	26.5	26.5
	USD	96.5	345.6	345.6
(b) Purchase contracts	GBP	3.4	23.2	23.2
	USD	3.4	12.2	12.2

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the book at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

B11. Material Litigation

(a) *KL High Court Suit No. D4-22-1805-2004 ("the 1st Suit") between Glamour Green Sdn Bhd ("GGSB") vs. the Company, its wholly-owned subsidiary, Ablington Holdings Sdn Bhd ("AHSB") and AmBank Berhad("AmBank") (collectively, "the Defendants")*

The High Court on 3 April 2006 had ruled in favour of the Defendants. Inter alia, this ruling lifted the injunction which restrained AHSB from completing the acquisition of 35 million Ladang Perbadanan-Fima Berhad ("LPF") shares and from making a mandatory general offer for the remaining LPF shares not already owned by AHSB ("the MGO").

However, GGSB successfully appealed to the Court of Appeal against the decision of the High Court. The Court of Appeal gave GGSB up to 30 June 2006 to redeem the LPF shares by payment of RM99.5 million to AmBank. The Defendants have meanwhile filed an application for leave to appeal to the Federal Court against the Court of Appeal's decision, with hearing fixed for 15 February 2007.

Meanwhile, GGSB failed to redeem the AmBank loan by 30 June 2006 and its GGSB's application to obtain a further extension of time was dismissed by the Federal Court. As such, AmBank took the relevant steps to sell the 35 million LPF shares to AHSB on 20 July 2006. Pursuant to the said sale, the Company and AHSB served a notice of MGO on LPF. However, GGSB managed to obtain another ex-parte interim injunction on 24 July 2006 from the High Court (KL High Court Suit No. D2-22-1033-2006) ("GGSB's 2nd Suit") (see section B11.(b) below) to restrain the sale and the MGO.

(b) *KL High Court Suit No. D2-22-1033-2006 ("GGSB's 2nd Suit") between Glamour Green Sdn Bhd ("GGSB") vs. the Company, its wholly-owned subsidiary, Ablington Holdings Sdn Bhd ("AHSB"), AmBank Berhad and AmSec Nominees Sdn Bhd (collectively, "the Defendants")*

The Company and AHSB have applied to set aside the ex-parte injunction and to strike out GGSB's 2nd Suit, and the applications are fixed for hearing on 26 February 2007.

(c) *KL High Court Suit No. D5-22-554-2006 ("the Taipan Suit"), Taipan Heritage Sdn Bhd, Value Heights Sdn Bhd, Leader Heights Sdn Bhd, Full Appraisal Sdn Bhd, and Yewlit Corporation Sdn Bhd ("the Plaintiffs") vs. AmBank, KLK, AHSB, GGSB and LPF ("the Defendants")*

The Plaintiffs have filed a suit claiming to be shareholders of LPF and are seeking various reliefs. No hearing date has been fixed for the Taipan Suit.

B12. Dividend

(a) The Directors do not recommend the payment of dividend for the first quarter ended 31 December 2006 (31 December 2005 : Nil).

(b) The total dividend for the current financial year is Nil (2005 : Nil).

B13. Earnings Per Share

Basic earnings per share

The earnings per share is calculated by dividing the net profit for the period attributable to equity holders of the parent by the weighted average number of shares of the Company in issue during the period.

		Individual Quarter		Cumulative Quarter	
		3 months ended 31 December		3 months ended 31 December	
		2006	2005	2006	2005
(a)	Net profit for the period attributable to equity holders of the parent (RM'000)	156,112	170,244	156,112	170,244
(b)	Weighted average number of shares	709,977,128	709,977,128	709,977,128	709,977,128
(c)	Earnings per share (sen)	21.99	23.98	21.99	23.98

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

14 February 2007

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **02/02/2007 04:21:27 PM**
Reference No **KL-070202-D8A05**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **25/01/2007**	* **1,736,600**	
Disposed	**25/01/2007**	**120,000**	
Disposed	**25/01/2007**	**50,000**	
Disposed	**26/01/2007**	**86,900**	
Disposed	**26/01/2007**	**10,000**	

* Circumstances by reason of which change has occurred	:	**Sales of equity and Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**57,840,700**
Direct (%)	:	**8.15**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**57,840,700**
* Date of notice	:	**26/01/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **06/02/2007 04:21:16 PM**
Reference No **KL-070206-D993F**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **29/01/2007**	* **144,600**	

*	Circumstances by reason of which change has occurred	: **Sales of equity managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **57,696,100**
	Direct (%)	: **8.13**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **57,696,100**
*	Date of notice	: **30/01/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **15/02/2007 12:57:38 PM**
Reference No **KL-070215-AAD0D** .

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **21/12/2006**	* **29,100**	
Disposed	**31/01/2007**	**100,000**	
Disposed	**31/01/2007**	**40,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares managed by Portfolio Manager and Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**

Direct (units) : **57,585,200**
Direct (%) : **8.11**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **57,585,200**

* Date of notice : **31/01/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **15/02/2007 12:57:39 PM**
Reference No **KL-070215-AAD0E**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **02/02/2007**	* **15,000**	
Disposed	**05/02/2007**	**58,300**	
Disposed	**05/02/2007**	**265,400**	

* Circumstances by reason of which change has occurred	:	**Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**57,246,500**
Direct (%)	:	**8.06**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**57,246,500**
* Date of notice	:	**05/02/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **15/02/2007 12:57:40 PM**
Reference No **KL-070215-AAD0F**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **06/02/2007**	* **67,100**	
Disposed	**06/02/2007**	**300,000**	
Disposed	**07/02/2007**	**27,900**	

* Circumstances by reason of which change has occurred	:	**Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**56,851,500**
Direct (%)	:	**8.01**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**56,851,500**
* Date of notice	:	**07/02/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **15/02/2007 03:49:30 PM**
Reference No **KL-070215-AAE49**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **08/02/2007**	* **126,000**	
Disposed	**08/02/2007**	**100,000**	
Disposed	**08/02/2007**	**190,000**	
Disposed	**09/02/2007**	**190,000**	

*	Circumstances by reason of which change has occurred	: **Sales of equity managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **56,245,500**
	Direct (%)	: **7.92**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **56,245,500**
*	Date of notice	: **09/02/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **22/02/2007 04:39:41 PM**
Reference No **KL-070222-F4145**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **13/02/2007**	* **652,800**	

*	Circumstances by reason of which change has occurred	: **Sales of equity**
*	Nature of interest	: **Direct**
	Direct (units)	: **55,592,700**
	Direct (%)	: **7.83**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **55,592,700**
*	Date of notice	: **13/02/2007**

END

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **23/02/2007 12:31:58 PM**
Reference No **KL-070223-8976E**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur.**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **15/02/2007**	* **50,200**	

* Circumstances by reason of which change has occurred	:	**Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**55,542,500**
Direct (%)	:	**7.82**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**55,542,500**
* Date of notice	:	**16/02/2007**